Exhibit 99.2

FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street

Vancouver, B.C., Canada V6C 3L2

Telephone: (604) 688-3033 Fax: (604) 639-8873

Toll Free: 1-866-529-2807

Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York – AG
Toronto – FR	July 12, 2016
Frankfurt – FMV
Mexico - AG

First Majestic Produces 4.7 Million Silver Eqv. Ounces in Second Quarter

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce that total production in the second quarter of 2016 from its six operating silver mines reached 4.7 million silver equivalent ounces, representing a 23% increase compared to the same quarter in 2015. Total production consisted of 2.8 million ounces of silver, 16,371 ounces of gold, 8.8 million pounds of lead and 3.8 million pounds of zinc.

“We delivered a solid second quarter with total production coming in-line with our guidance,” said Keith Neumeyer, President & CEO. “I am most pleased to see the grade and recovery increases at Del Toro following improvements in dilution control and the implementation of a flash-flotation approach within the processing plant. In addition, the La Encantada plant resumed normal operations in early May following mechanical modifications to the crushing and grinding areas. These modifications required a temporary mechanical delay which resulted in lower milling rates throughout most of April. At Santa Elena, the operation continues to exceed our production expectations largely in part due to the continued success in mill optimization. As a result, metallurgical recoveries of silver at Santa Elena achieved a new quarterly record of 89% during the second quarter.”

Production Details Table:

Quarterly Operational Review:

Total ore processed during the quarter at the Company's six operating silver mines: Santa Elena, La Encantada, La Parrilla, Del Toro, San Martin and La Guitarra, amounted to 798,182 tonnes, reflecting a 1% increase compared to the previous quarter.

Average silver grades in the quarter decreased 8% to 148 g/t compared to 161 g/t in the previous quarter. The decrease in average silver grades is primarily due to lower grades at La Encantada and Santa Elena. Combined silver recoveries averaged 75% remaining consistent with the previous quarter.

The Company's underground development in the second quarter consisted of 11,738 metres, reflecting a 17% increase compared to 10,007 metres completed in the previous quarter. The Company also completed 19,342 metres of diamond drilling in the quarter compared to 6,697 metres in the prior quarter, representing a 189% increase.

Mine by Mine Quarterly Production Table:

*Certain amounts shown in this news release may not add exactly to the total amount due to rounding differences.

*The following prices were used in the calculation of silver equivalent ounces: Silver: $16.78 per ounce; Gold: $1,260 per ounce; Lead: $0.78 per pound; Zinc: $0.86 per pound.

At the Santa Elena Gold/Silver Mine:

•	During the quarter, Santa Elena exceeded guidance by producing 605,615 ounces of silver and 12,704 ounces of gold for a total production of 1,559,410 silver equivalent ounces. Compared to the previous quarter, total production decreased 10% due to a slight reduction in silver and gold grades from both the above ground heap leach pad and underground production areas.
•	Silver and gold grades from the above ground heap leach pad averaged 45 g/t and 0.8 g/t, respectively. Whereas silver and gold grades of underground ore averaged 127 g/t and 2.6 g/t, respectively. Compared to the previous quarter, grades decreased slightly due to planned mine sequencing of the Main Vein and accessing areas of the heap leach pad that contained overall lower grades. The lower grades from the Main Vein were slightly offset by higher grades from the Alejandra vein.
•	The mill processed a total of 245,753 tonnes during the quarter, consisting of 124,772 tonnes (1,371 tpd) of underground ore and 120,981 tonnes (1,329 tpd) from the above ground heap leach pad.
•	At the end of the quarter, total development of the new San Salvador ramp reached 426 metres, or 19% of the 2,300 metre development plan. The new ramp is scheduled to connect to the Main Vein area along level 575 by the end of 2016. Once completed, the transportation of ore via trucks is expected to reduce haulage bottlenecks and increase the underground production capacity.

•	A total of 2,931 metres of underground development were completed in the second quarter compared to 2,480 metres of development in the previous quarter.
•	A total of 3,509 metres of exploration drilling was completed in the second quarter compared to 146 metres of drilling in the previous quarter. The Company is currently drilling the Santa Elena North Vein from surface and expects to begin surface drilling on the Ermitaño West property in the third quarter.

At the La Encantada Silver Mine:

•	For the quarter, silver production reached 622,321 ounces representing a 25% decrease over the previous quarter. The decrease in production was primarily due to lower silver grades.
•	Silver grades averaged 169 g/t during the quarter, or a 24% decrease compared to the prior quarter primarily due to the blending of lower grade ore from previously mined stopes. The Company is currently developing stope 291, a high grade structure in close proximity to the San Javier breccia, in an effort to increase grades in the second half of 2016.
•	Repair work to the crushing area, filtration and thickener tanks were completed on schedule in April allowing mill processing rates to return to normal operating levels in May. However, throughput rates were reduced slightly in June due to heavy rains causing ore and surface stockpiles to become unusually wet.
•	On June 26th a minor spillover occurred from Plant 2 caused by heavy seasonal rains which also filled the emergency containment overflow area to its maximum capacity of water. Most of the spillage was contained within the Company’s property. Restoration and cleanup crews immediately begun neutralizing the affected area and reinforced the containment area. A water pump was installed to collect the rain-sludge solution for pumping back to the processing tanks. The transportation of the solution and the cleanup process was completed on July 6th. Furthermore, the Company does not expect this incident to have any significant impact on operations or the local environment.
•	The roasting project advanced in the second quarter with the completion and analysis of using pulverized coal as the primary source for fuel combustion. The Company is now advancing full scale engineering work to design the furnace and other auxiliary parts for manufacturing by the end of the year. The estimated capital investment to construct the roasting plant and its satellite facilities is estimated at approximately $8.8 million and would take 12 months to bring into production. Once in full production, the Company expects to recover an additional 1.5 million ounces from the reprocessing of above ground tailings.
•	A total of 1,043 metres of underground development were completed in the second quarter compared to 1,189 metres of development in the previous quarter.
•	A total of 3,062 metres were drilled in the second quarter compared to nil metres in the previous quarter. The Company recently completed a 1,297 line kilometre, high resolution, airborne magnetic survey covering over 8,700 hectares at La Encantada. This geophysical work will support the ground exploration activities by defining geophysical anomalies for targeting additional mineralization.

At the La Parrilla Silver Mine:

•	During the quarter, the flotation circuit processed 114,930 tonnes (1,263 tpd) with an average silver grade of 155 g/t and an 88% recovery while the cyanidation circuit processed 42,941 tonnes (472 tpd) with an average silver grade of 110 g/t and a 64% recovery for total production of 948,552 silver equivalent ounces.

•	The lead circuit processed an average lead grade of 1.4% with recoveries of 85% for total lead production of 2.9 million pounds, representing a 23% decrease compared to the previous quarter. The decrease in lead production was primarily attributed to a 24% decrease in lead grade, offset by a 3% increase in recoveries.
•	The zinc circuit processed an average zinc grade of 2.2% with recoveries of 68% for total zinc production of 3.8 million pounds, representing a 5% decrease compared to the previous quarter. The slight decrease in zinc production was primarily due to a 7% decrease in zinc grades.
•	Underground development completed in the quarter totaled 1,834 metres compared to 1,790 metres developed in the previous quarter.
•	A total of 3,030 metres were drilled in the second quarter compared to 1,517 metres in the previous quarter. In July, the Company is planning to complete a 2,284 line kilometre, high resolution, airborne magnetic survey covering over 28,750 hectares at La Parrilla. This geophysical work will support the ground exploration activities by defining geophysical anomalies for targeting additional mineralization around the La Parrilla complex.

At the Del Toro Silver Mine:

•	For the quarter, Del Toro produced a total of 682,443 silver equivalent ounces representing an 18% increase in production compared to the prior quarter. Mining and milling activities saw improvements in both silver grades and recoveries during the quarter, increasing 34% and 3%, respectively.
•	Throughput rates were 7% lower compared to the previous quarter due to improvements made in dilution control and efforts to improve the economics of the mine and processing plant.
•	Lead grades and recoveries averaged 5.0% and 66%, respectively, producing a total of 5.9 million pounds of lead, or a 22% increase compared to the previous quarter.
•	Underground development completed in the quarter totaled 1,754 metres compared with 1,201 metres developed in the previous quarter.
•	Total exploration metres drilled in the quarter amounted to 3,306 metres compared to 1,278 metres drilled in the previous quarter.

At the San Martin Silver Mine:

•	During the quarter, San Martin produced 411,686 silver ounces and 1,078 ounces of gold for a total production of 492,669 silver equivalent ounces. Total production decreased 15% compared to the prior quarter primarily due to and 10% decrease in silver grade and an 8% decrease in tonnes milled.
•	Silver grades and recoveries averaged 219 g/t and 84%, respectively, during the quarter. In addition, gold grades and recoveries averaged 0.5 g/t and 90%, respectively. The Company anticipates grades will gradually increase over the next few quarters as production rates from the Veladora vein are increased to 250 tpd.
•	Engineering work for the installation of the tailings filter presses continued during the quarter. The filter presses, which are designed to recover and re-use solution and to save on water consumption, are expected to be installed and undergo testing in the first quarter of 2017.
•	Underground development completed in the second quarter totaled 2,524 metres compared with 2,093 metres of development in the previous quarter.
•	Total metres drilled in the second quarter amounted to 4,137 metres compared to 3,113 metres of drilling in the previous quarter.

At the La Guitarra Silver Mine:

•	During the quarter, La Guitarra produced 206,262 silver ounces and 2,253 gold ounces for a total production of 375,464 silver equivalent ounces. Compared to the previous quarter, total production increased 3% due to higher grades of silver (up 21%) and gold (up 32%) offset by a 19% decrease in tonnes milled.
•	Silver grades and recoveries averaged 228 g/t and 81%, respectively, during the quarter. In addition, gold grades and recoveries averaged 2.6 g/t and 76%, respectively. Due to the higher grades being sourced, mill throughput was reduced to 34,917 tonnes (384 tpd) in an effort to further improve the economics of the operation while maintaining a consistent level of production ounces.
•	Approximately 64% of the production ore came from the Coloso area and the remaining 36% was extracted from the La Guitarra mine. In addition, the 800 metre drift from Coloso successfully intersected the Nazareno vein at the end of the quarter. The area of the vein intersected was approximately 3.5 metres wide with grades of 360 g/t of silver and 0.5 g/t of gold.
•	A total of 1,652 metres of development were completed in the second quarter compared to 1,254 metres of development in the previous quarter.
•	Total metres drilled in the quarter amounted to 2,298 metres compared to 643 metres drilled in the previous quarter.

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2015, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.